METALLA FILES YEAR END 2017 FINANCIALS AND MD&A

FOR IMMEDIATE RELEASE September 29, 2017	CSE: MTA OTCQB: MTAFF Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:MTAFF) (FRANKFURT:X9CP) is pleased to announce it has filed its annual audited Financial Statements for the year ending May 31, 2017 and associated Management’s Discussion and Analysis (“MD&A”). For complete details of the Financial Statements and MD&A, please see the Company’s filings on SEDAR (www.sedar.com) or the Company’s website (www.metallaroyalty.com) .

The Company has also scheduled its Annual General Meeting of Shareholders (“AGM”) for November 2, 2017 at 10am PDT. It will be held at the Company’s office at Suite 501, 543 Granville St VANCOUVER, BC V6C 1X8 Canada.

On September 1, 2016 Metalla (formerly named Excalibur Resources Ltd.) completed an acquisition of a specialty royalty and streaming finance company High Stream Corp. (“High Stream”). This allowed the Company to expand its efforts on a new strategy of acquiring precious metal based royalty and streams. As part of the transaction, Excalibur agreed to change its name to the current name “Metalla Royalty & Streaming Ltd.”.

The Company’s full year audited Financial Statements and related MD&A are for a period which partially predate the closing of the High Stream acquisition. As a consequence, these financial results partially represent a period when the Company was engaged in evaluating various different business strategies to pursue.

Metalla expects that the next quarter’s results, which will be for the period from June 1, 2017 to August 31, 2017, will start to reflect the Company’s royalty and streaming operations.

CLARIFICATION OF PRIOR DISCLOSURE

The Company also wishes to clarify disclosure contained in the Company’s press release dated September 1, 2016 and the Company’s Management Information Circular dated October 18, 2016 with respect to inaccurate educational history contained in the biographical information of the Company's President and CEO, Mr. Brett Heath. The Company would like to restate the biographical information for Mr. Heath as follows: “Mr. Heath has a comprehensive career in the structured finance, corporate finance and investment management industry. He was previously the Chairman and CEO of High Stream Corporation before Metalla acquired it in September 2016. High Stream was a specialty streaming and royalty consulting company where he worked with several private equity funds, public companies, and other investment groups, advising and brokering metal streaming and royalty transactions. Before that, he was the President of a private streaming company where he deployed $11 million in four producing streaming transactions in three jurisdictions. Prior to that, he was a founding principal of KSIR Capital Management, a hedge fund focused on small and micro-cap mining companies. He also advised several mining companies with KSIR Capital, the corporate finance division of KSIR.” The updated biographical information is available on the Company's website.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989